THE CHINA FUND, INC. (CHN)



Asian Direct Capital Management

IN BRIEF

Net asset value per share	US$26.88
Market price	US$33.34
Premium/(discount)	24.03%
Fund size	US$272.5m

At February 28, 2005 — US$ returns

	China Fund NAV %	MSCI Golden Dragon* %
One month	3.8	5.3
One year	3.6	4.5

Past performance is not a guide to future returns.
Source: State Street Corporation. *Source for index data: MSCI.

MANAGER'S COMMENTARY

The holiday-shortened month of February was a good one for the fund. There was the reassurance of low inflation in China (the consumer price index in January was only up by 1.9% year-on-year) despite continued high economic growth. This, together with the retreat in the US dollar, brought cash back into the Chinese markets. The fund rose by 3.8%. It is now up by 10.9% year-to-date, compared with a rise of only 1.8% in the MSCI Golden Dragon index.

We expect January to mark the low-point for inflation, which might snap-back to over 3% in February. Given recent noises from the authorities about over-high property price inflation in some major cities, this raises the likelihood of an interest rate hike at the end of March or early April. This would have the added benefit of fattening the interest rate spreads at the state-owned banks, which the authorities are determined to list as soon as possible (banking de-regulation in 2007 is drawing near).

Domestic consumption remains strong — China's retail sales rose by 16% year-on-year over the Chinese New Year period — and Chinese exports are as competitive as ever with the renewed weakness of the US dollar. But an interest rate rise might temporarily damage overseas investor sentiment, as happened in spring 2004, particularly towards the resource-heavy H share index, which has led the recent rally. In contrast the domestic 'A' share market has just started to recover from five-year lows; reform initiatives are expected from this month's meeting of the National People's Congress.

We undertook an extensive marketing trip around US institutional investors in February. We found growing interest in China from foundations and pension funds. However, interest is still rather tentative due to reports from certain high-profile analysts of Chinese bubbles and their imminent collapse. From the vantage point of our base in Shanghai, visiting Chinese companies every day, we can report that growth remains solid. That overseas portfolio investment in China's stockmarkets, especially the domestic markets, remains so limited, is a bullish point for portfolios such as your fund's, which are already well positioned here.

INVESTMENT STRATEGY

The fund is 96.8% invested, with holdings in 57 companies, of which three are unlisted.

During the month, our purchases focussed on non-cyclicals, such as Guangshen Railway, Shineway Pharmaceutical, Fu Ji Catering and Mingyuan (manufacturer of protein chips used for cancer detection). We took profit on the cyclicals China Metal and Key Ware, and cut our losses on online game company Softworld.

Chris Ruffle, Martin Currie Inc

DIRECT INVESTMENT MANAGER'S COMMENTARY

The Chinese economy continued to register strong growth. We maintain a positive view on the China market. However there are continuing debates over whether China is going to have a hard or soft landing in the short run.

On the investment front, we continue to look for companies that have demonstrated a business model that can weather any adverse change in the economy. A realistic exit plan is also a key consideration in view of the possibility that the current benign market sentiment toward Chinese plays could turn negative.

KOH Kuek Chiang, Asian Direct Capital Management

FUND DETAILS

Market cap	US$339.7m
Shares outstanding	10,138,287
Exchange listed	NYSE
Listing date	July 10, 1992
Investment adviser	Martin Currie Inc
Direct investment manager	Asian Direct Capital Management

Source: State Street Corporation.

SECTOR ALLOCATION

	The China Fund, Inc	MSCI Golden Dragon
Industrials	22.5%	12.5%
Information technology	16.8%	21.4%
Consumer discretionary	15.0%	6.9%
Utilities	8.8%	7.5%
Materials	8.6%	7.7%
Consumer staples	8.1%	0.6%
Financials	5.5%	30.1%
Telecommunications	5.1%	7.4%
Healthcare	4.6%	0.1%
Energy	1.8%	5.8%
Other assets & liabilities	3.2%	—
Total	**100.0%**	**100.0%**

Source: State Street Corporation. Source for index data: MSCI

ASSET ALLOCATION



Hong Kong	59.8%
Taiwan	24.5%
B Shares	3.8%
New York	0.2%
Direct	8.5%
Other assets & liabilities	3.2%

Source: State Street Corporation

PERFORMANCE (US$ RETURNS)

	NAV %	Market price %
One month	3.8	6.6
Year to date	10.9	1.9
3 years (annualized)	27.1	43.5

Past performance is not a guide to future returns.
Source: State Street Corporation

DIRECT INVESTMENTS (8.5%)

CDW Holding Ltd	Information technology	6.0%
Captive Finance	Financials	1.1%
Global e Business	Information technology	1.1%
teco Optronics	Information technology	0.3%

15 LARGEST LISTED INVESTMENTS (45.2%)

Chaoda Modern Agriculture	Consumer staples	5.2%
China International Marine	Industrials	3.8%
BYD	Industrials	3.6%
Weichai Power	Consumer discretionary	3.1%
Shenzhen Expressway	Utilities	3.1%
Merry Electronics	Consumer discretionary	2.9%
Anhui Expressway	Utilities	2.9%
Xinao Gas	Utilities	2.8%
Synnex Technologies	Consumer discretionary	2.8%
TCL International	Consumer discretionary	2.7%
Taiwan Green Point	Information technology	2.7%
Comba Telecom Systems	Telecommunications	2.7%
China Netcom	Telecommunications	2.4%
TPV Technology	Industrials	2.3%
Soloman Systech	Information technology	2.2%

Source: State Street Corporation

FUND PERFORMANCE (BASED ON NET ASSET VALUE) (US$ RETURNS)

	One month %	Three months %	Calendar year to date %	One year %	Three years % pa	Five years % pa	Since launch % pa
The China Fund, Inc.	3.8	10.9	10.9	3.6	27.1	19.3	8.9
MSCI Golden Dragon	5.3	5.0	1.8	4.5	13.1	-3.2	n/a
Hang Seng Chinese Enterprise	9.1	3.4	8.3	0.8	36.9	28.7	n/a

Past performance is not a guide to future returns.
Source: State Street Corporation. Launch date July 10, 1992. Three year, five year and since launch returns are all annualized.
Source for index data: MSCI for the MSCI Golden Dragon and Copyright 2002 Bloomberg LP for the Hang Seng Chinese Enterprise.

PERFORMANCE IN PERSPECTIVE



Past performance is not a guide to future returns.
Source: Martin Currie Inc as of February 28, 2005.

THE CHINA FUND INC. PREMIUM/DISCOUNT



Past performance is not a guide to future returns.
Source: Martin Currie Inc as of February 28, 2005.

DIVIDEND HISTORY CHART



	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Total	0.91	0.61	0.09	0.08	0.50	0.08	0.11	0.00	0.13	0.21	1.78	3.57
Income	0.09	0.01	0.09	0.08	0.50	0.08	0.11	0.00	0.13	0.06	0.07	0.20
Long term capital	0.04	0.24	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.67	3.27
Short term capital	0.79	0.36	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.15	1.04	0.10

Past performance is not a guide to future returns.
Source: State Street Corporation.

Sector	Company (BBG ticker)	Price	Holding	Value $	% of portfolio
Hong Kong					**59.8%**
Chaoda Modern Agriculture	682 HK	HK$3.3	34,089,900	14,205,127	5.2%
BYD	1211 HK	HK$23.9	3,225,000	9,903,102	3.6%
Weichai Power	2338 HK	HK$26.0	2,536,000	8,437,672	3.1%
Shenzhen Expressway	548 HK	HK$3.1	21,494,000	8,405,298	3.1%
Anhui Expressway	995 HK	HK$4.4	13,938,000	7,863,016	2.9%
Xinao Gas	2688 HK	HK$4.3	13,976,000	7,750,059	2.8%
TCL International	1070 HK	HK$1.8	32,318,000	7,458,526	2.7%
Comba Telecom Systems	2342 HK	HK$3.6	16,118,000	7,336,274	2.7%
China Netcom	906 HK	HK$11.6	4,253,000	6,461,744	2.4%
TPV Technology	903 HK	HK$5.1	9,968,000	6,390,194	2.3%
Solomon Systech	2878 HK	HK$2.3	20,698,000	6,037,342	2.2%
Li Ning	2331 HK	HK4.0	11,400,000	5,883,107	2.2%
Zijin Mining	2899 HK	HK$3.6	12,400,000	5,723,480	2.1%
Golden Meditech	8180 HK	HK$1.6	27,900,000	5,651,937	2.1%
Yanzhou Coal Mining	1171 HK	HK$12.3	3,146,000	4,961,350	1.8%
China Fire Safety	8201 HK	HK$0.7	50,380,000	4,715,384	1.7%
Fountain Set	420 HK	HK$5.2	6,714,000	4,519,357	1.7%
Sinotrans	598 HK	HK$2.7	12,835,000	4,360,916	1.6%
China Travel	308 HK	HK$2.6	10,000,000	3,301,515	1.2%
Weiqiao Textile	2698 HK	HK$12.8	1,854,500	3,043,497	1.1%
Asia Aluminium	930 HK	HK$0.9	23,250,000	2,742,501	1.0%
Ocean Grand Chemicals	2882 HK	HK$1.2	17,379,000	2,740,728	1.0%
Natural Beauty Bio-Technology	157 HK	HK$0.6	32,780,000	2,395,631	0.9%
Shanghai Ming Yuan	233 HK	HK$0.8	22,840,000	2,372,013	0.9%
Beiren Printing Machinery	187 HK	HK$2.6	7,000,000	2,311,060	0.9%
China Shineway Pharmaceutical	2877 HK	HK$4.1	4,435,000	2,345,598	0.8%
Singamas Container	716 HK	HK$5.9	3,000,000	2,250,159	0.8%
China Rare Earth	769 HK	HK$1.1	15,254,000	2,170,915	0.8%
Hengan International	1044 HK	HK$4.6	3,600,000	2,134,766	0.8%
Guangshen Railway	525 HK	HK$2.9	5,614,000	2,069,409	0.8%
Sino Golf	361 HK	HK$1.3	11,735,000	1,925,879	0.7%
Asia Zirconium	395 HK	HK$1.0	13,196,000	1,624,238	0.6%
FU JI Food & Catering	1175 HK	HK$6.5	1,844,000	1,524,954	0.6%
Nanjing Dahe Outdoor Media	8243 HK	HK$0.3	37,500,000	1,442,409	0.5%
Arcontech	8097 HK	HK$0.2	18,386,000	407,821	0.2%
Taiwan					**24.5%**
Merry Electronics	2439 TT	NT$81.5	3,012,016	7,900,846	2.9%
Synnex Technologies	2347 TT	NT$46.5	5,165,604	7,730,949	2.8%
Taiwan Green Point	3007 TT	NT$107.0	2,155,749	7,424,047	2.7%
EVA Airways	2618 TT	NT$16.5	9,400,000	4,991,954	1.8%
Cathay Financial	2882 TT	NT$63.0	2,331,000	4,726,521	1.8%
Cheng Shin Rubber	2105 TT	NT$38.9	3,805,974	4,765,123	1.7%
Fubon Financial	2881 TT	NT$32.7	4,453,952	4,687,616	1.7%
Tripod Technology	3044 TT	NT$47.5	2,778,413	4,247,654	1.5%
ET Internet Technology	2614 TT	NT$16.0	7,136,000	3,674,799	1.4%
Wintek	2384 TT	NT$37.3	2,421,104	2,906,572	1.1%
Data Systems Consulting	2447 TT	NT$19.8	4,237,987	2,700,745	1.0%
Taiwan FamilyMart	5903 TT	NT$52.5	1,567,231	2,648,202	1.0%
Chicony Electronics	2385 TT	NT$33.9	2,452,152	2,675,505	1.0%
China Metal Products	1532 TT	NT$33.7	1,989,714	2,158,139	0.8%
Soft-World International	5478 TT	NT$61.0	933,457	1,832,664	0.7%
Yieh United Steel	9957 TT	NT$15.7	3,500,000	1,768,587	0.6%
B shares					**3.8%**
China International Marine	200039 CH	HK$21.0	3,908,395	10,498,288	3.8%
New York					**0.2%**
Chindex International	CHDX US	US$6.9	69,987	484,310	0.2%
Direct					**8.5%**
CDW Holding Ltd			60,000,000	16,402,426	6.0%
Captive Finance			2,000,000	3,045,000	1.1%
Global e Business			40,000	3,034,244	1.1%
teco Optronics			1,861,710	605,687	0.3%
Other assets & liabilities					**3.2%**

OBJECTIVE

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, “China companies” are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organised outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; and (iii) companies organized in China. Under the policy, China will mean the People’s Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days’ prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund’s assets as set out in the Fund’s prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People’s Republic of China.

CONTACTS

The China Fund, Inc.
c/o State Street Bank and Trust Company
225 Franklin Street Boston, MA 02110
Tel: (1) 888 CHN-CALL (246 2255)
www.chinafundinc.com

China Fund Inc (the fund) is classified as a ‘non-diversified’ investment company under the US Investment Company Act of 1940. It meets the criteria of a closed-ended US mutual fund and its shares are listed on the New York Stock Exchange. MC Inc has been appointed investment adviser to the listed equity portfolio of the fund. Asian Direct Capital Management is the direct investment manager to the fund.